Filed by Sirius International Insurance Group, Ltd.

(SEC File No. 001-38731) pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Sirius International Insurance Group, Ltd.

(SEC File No. 001-38731)

On August 6, 2020, Sirius International Insurance Group, Ltd. (the “Company”) issued a press release reporting its financial results for the second quarter of 2020. Such press release included the following statements:

•	“Mr. Oberting continued, “During the quarter we dedicated substantial resources to the firm’s strategic review process and these efforts bore fruit as we announced earlier today. This is a positive outcome for our shareholders, clients and employees as Sirius celebrates its 75th anniversary.”’

•	“Meyer (Sandy) Frucher, Non-Executive Chairman of the Board of Sirius Group, said “I am pleased to announce the successful completion of the firm’s strategic review process and am thrilled Sirius Group has entered into a definitive merger agreement with Third Point Reinsurance, Ltd. which will lay the foundation for a long and successful future for the firm. I especially want to thank Kip Oberting, Gene Boxer, Monica Cramer Manhém, Jeff Davis and Ralph Salamone who each played key roles in keeping the company laser-focused over the past few years and were instrumental in ensuring the positive resolution of the firm’s strategic review process.””

Cautionary Statements Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements about the future financial condition, results of operations and operating activities of the Company (together with its subsidiaries, “Sirius Group”). Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “target,” “continue,” “could,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “should,” “would,” “seeks,” “likely” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements are based on the current expectations of the management of the Company and speak only as of the date of this communication. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. The general factors that could cause actual results or performance to be materially different from those expressed or implied include, without limitation, the following:

•	the satisfaction or waiver of the conditions precedent to the consummation of the proposed merger transaction involving the Company, Third Point Reinsurance Ltd. (“TPRE”) and a wholly owned subsidiary of TPRE, including, without limitation, the receipt of shareholder and regulatory approvals (including approvals, authorizations and clearance by antitrust authorities and insurance regulators necessary to complete such proposed merger transaction) on the terms desired or anticipated (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of such proposed merger transaction);

•	unanticipated difficulties or expenditures relating to such proposed merger transaction;

•	risks relating to the value of TPRE’s common shares to be issued in such proposed merger transaction;

•	unanticipated negative reactions of rating agencies in response to such proposed merger transaction;

•	disruptions of the Company’s and TPRE’s current plans, operations and relationships with third persons caused by the announcement and pendency of such proposed merger transaction, including, without limitation, the ability of the combined company to hire and retain any personnel;

•	legal proceedings that may be instituted against the Company and TPRE following announcement of such proposed merger transaction; and

•	those factors listed in annual, quarterly and periodic reports filed by the Company and TPRE with the Securities and Exchange Commission (the “SEC”), whether or not related to such proposed merger transaction.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of the Company prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Except to the extent required by applicable law or regulation, Sirius Group undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving the Company, TPRE and a wholly-owned subsidiary of TPRE, among other things. The proposed merger transaction will be submitted to the shareholders of each of the Company and TPRE for their consideration, and TPRE will file a registration statement for the securities to be issued in the proposed merger transaction. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to the shareholders of the Company and the shareholders of TPRE. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITYHOLDERS OF THE COMPANY AND/OR TPRE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of the Company and TPRE, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge under the “Investor Relations” section of the Company’s website located at http://www.siriusgroup.com or by contacting the Company’s Investor Relations Department at (212) 312-2525 or Investor.Relations@siriusgroup.com. Copies of the documents filed with the SEC by TPRE will be available free of charge under the “Investors” section of TPRE’s website located at http://www.thirdpointre.com or by contacting TPRE’s Investor Relations Department at (441) 542-3333 or investorrelations@thirdpointre.bm.

Participants in the Solicitation

The Company and TPRE, and their respective directors and executive officers, certain other members of their respective management and certain of their respective employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2019 annual general meeting of shareholders, which was filed with the SEC on April 5, 2019, its annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 5, 2020, as amended by Amendment No. 1 to its annual report on Form 10-K filed with the SEC on April 21, 2020, and information about the directors and executive officers of TPRE is set forth in its proxy statement for its 2020 annual general meeting of shareholders, which was filed with the SEC on April 27, 2020, and its annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 28, 2020, each of which can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.